September 19, 2025

Ross Jerrard
Chief Financial Officer
Caledonia Mining Corp Plc
B006 Millais House
Castle Quay
St Helier, Jersey
Channel Islands JE3 3EF

        Re: Caledonia Mining Corp Plc
            Form 20-F for the Fiscal Year ended December 31, 2024
            Filed May 16, 2025
            File No. 001-38164
Dear Ross Jerrard:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Adam Chester